Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Fourth Quarter and Full Year 2020 Financial Results

BEIJING, March 23, 2021 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter ended December 31, 2020. The Company will hold a conference call at 8:30 P.M. on Tuesday, March 23, 2021, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Fourth Quarter 2020 Financial Highlights

•                  Net revenues increased by 28.6% to RMB1.35 billion (US$206.6 million) from RMB1.05 billion in the same period of 2019.

•                  Adjusted cash gross profit (non-GAAP) increased by 36.6% to RMB581.9 million (US$89.2 million) from RMB425.9 million in the same period of 2019. Adjusted cash gross margin (non-GAAP) was 43.2%, compared to 40.6% in the same period of 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 47.7% to RMB389.8 million (US$59.7 million) from RMB263.8 million in the same period of 2019. Adjusted EBITDA margin (non-GAAP) was 28.9%, compared to 25.2% in the same period of 2019.

Full Year 2020 Financial Highlights

•                  Net revenues increased by 27.4% to RMB4.83 billion (US$740.1 million) from RMB3.79 billion in the full year of 2019.

•                  Adjusted cash gross profit (non-GAAP) increased by 22.0% to RMB1.99 billion (US$305.4 million) from RMB1.63 billion in the full year of 2019. Adjusted cash gross margin (non-GAAP) was 41.3%, compared to 43.1% in the full year of 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 26.0% to RMB1.32 billion (US$202.9 million) from RMB1.05 billion in the full year of 2019. Adjusted EBITDA margin (non-GAAP) was 27.4%, compared to 27.7% in the full year of 2019.

Fourth Quarter 2020 Operational Highlights

•                  Total cabinets under management net increased by 2,077 to 53,553 as of December 31, 2020, compared to 51,476 as of September 30, 2020, and 36,291 as of December 31, 2019.

•                  Retail IDC MRR1 per cabinet increased to RMB9,131 in the fourth quarter of 2020, compared to RMB8,822 in the same period of 2019 and RMB9,074 in the third quarter of 2020.

•                  Compound utilization rate was 60.4%, compared to 64.2% in the third quarter of 2020.

•                  Utilization rate for mature IDCs delivered prior to 2019 was 77.8%, compared to 77.0% in the third quarter of 2020.

•                  Utilization rate for ramp-up and newly-built IDCs was 31.7%, compared to 35.9% in the third quarter of 2020.

1 Retail IDC MRR: Refers to Monthly Recurring Revenues for the retail IDC business.

Mr. Samuel Shen, Chief Executive Officer and Executive Chairman of Retail IDC, stated, “We delivered robust financial and operating results in the fourth quarter and full year of 2020 due to the growing market demand as well as our methodical resource expansion, meticulous customer service, and strong sales momentum. During the quarter, we remained committed to expanding our capacity pipeline and growing our resources. We acquired a data center in Beijing which is already under commitment to a public cloud customer. We were able to secure additional wholesale demand in recent months and accumulated our MOU in service or under contract to 180 MW. We are currently preparing an initial ESG report and plan to publish it later this year, to keep in line with our commitment to transparency around our corporate sustainability practices, and to ensure our environmental sustainability while executing expansion initiatives going forward.”

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “In the fourth quarter and full year of 2020, our revenues exceeded the high-end of our previous guidance ranges, while our adjusted EBITDA were both within our previous guidance ranges. Such strong financial results continued to illustrate our on-track and efficient cabinet delivery to customers, as well as our improved operating efficiency. Recognizing the significant potential for future growth and expansion, we made the decision to execute a convertible notes offering in an aggregate principal amount of US$600 million in January 2021. This has further demonstrated our recognized growth prospects, substantial brand value, and potent investor interest. “

Fourth Quarter 2020 Financial Results

NET REVENUES: Net revenues in the fourth quarter of 2020 increased by 28.6% to RMB1.35 billion (US$206.6 million) from RMB1.05 billion in the fourth quarter of 2019, representing an increase of 8.2% from RMB1.25 billion in the third quarter of 2020. This increase was mainly due to the Company’s increased engagement with existing wholesale customers as well as the addition of new retail IDC customers.

GROSS PROFIT: Gross profit in the fourth quarter of 2020 was RMB294.4 million (US$45.1 million), representing an increase of 18.8% from RMB247.9 million in the same period of 2019 and an increase of 7.0% from RMB275.1 million in the third quarter of 2020. Gross margin in the fourth quarter of 2020 was 21.8%, compared to 23.6% in the same period of 2019 and 22.1% in the third quarter of 2020. The year-over-year decrease in gross margin was primarily attributable to the delivery of additional IDC capacity.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB581.9 million (US$89.2 million) in the fourth quarter of 2020, compared to RMB425.9 million in the same period of 2019 and RMB526.2 million in the third quarter of 2020. Adjusted cash gross margin in the fourth quarter of 2020 was 43.2%, compared to 40.6% in the same period of 2019 and 42.2% in the third quarter of 2020.

OPERATING EXPENSES: Total operating expenses in the fourth quarter of 2020 were RMB369.2 million (US$56.6 million), compared to RMB244.4 million in the same period of 2019 and RMB199.3 million in the third quarter of 2020. As a percentage of net revenues, total operating expenses in the fourth quarter of 2020 were 27.4%, compared to 23.3% in the same period of 2019 and 16.0% in the third quarter of 2020.

Sales and marketing expenses in the fourth quarter of 2020 were RMB88.9 million (US$13.6 million), compared to RMB63.2 million in the same period of 2019 and RMB45.8 million in the third quarter of 2020. The year-over-year increase in sales and marketing expenses was in line with the Company’s business expansion efforts.

Research and development expenses in the fourth quarter of 2020 were RMB42.2 million (US$6.5 million), compared to RMB24.9 million in the same period of 2019 and RMB26.1 million in the third quarter of 2020. This increase was primarily due to the Company’s ongoing efforts to explore various technology upgrades and more scalable delivery methods for its cloud-neutral solutions.

General and administrative expenses in the fourth quarter of 2020 were RMB162.9 million (US$25.0 million), compared to RMB110.0 million in the same period of 2019 and RMB127.5 million in the third quarter of 2020. The increase in general and administrative expenses was primarily due to share-based compensation recognized.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, impairment of receivables from equity investees and impairment of long-lived assets , were RMB215.5 million (US$33.0 million) in the fourth quarter of 2020, compared to RMB184.2 million in the same period of 2019 and RMB180.5 million in the third quarter of 2020. As a percentage of net revenues, adjusted operating expenses in the fourth quarter of 2020 were 16.0%, compared to 17.6% in the same period of 2019 and 14.5% in the third quarter of 2020.

ADJUSTED EBITDA: Adjusted EBITDA in the fourth quarter of 2020 was RMB389.8 million (US$59.7 million), representing an increase of 47.7% from RMB263.8 million in the same period of 2019 and an increase of 5.8% from RMB368.5 million in the third quarter of 2020. Adjusted EBITDA in the fourth quarter of 2020 excluded share-based compensation expenses of RMB82.0 million (US$12.6 million). Adjusted EBITDA margin was 28.9% in the fourth quarter of 2020, compared to 25.2% in the same period of 2019 and 29.6% in the third quarter of 2020.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the fourth quarter of 2020 was RMB1.02 billion (US$155.6 million), compared to net loss attributable to ordinary shareholders of RMB16.4 million in the same period of 2019 and net profit attributable to ordinary shareholders of RMB97.1 million in the third quarter of 2020. The year-over-year increase of loss was primarily attributable to a loss of RMB957.1 million (US$146.7 million) from changes in the fair value of convertible promissory notes.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share both were RMB1.28 (US$0.20) in the fourth quarter of 2020, which represents the equivalent of RMB7.68 (US$1.20) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted profit/loss per share is calculated using net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of December 31, 2020, the aggregate amount of the Company’s cash and cash equivalents, restricted cash, and short-term investments was RMB3.40 billion (US$521.4 million).

Net cash generated from operating activities in the fourth quarter of 2020 was RMB283.8 million (US$43.5 million), compared to RMB444.8 million in the same period of 2019 and RMB210.0 million in the third quarter of 2020.

Full Year 2020 Financial Results

NET REVENUES: Net revenues in the full year of 2020 increased by 27.4% to RMB4.83 billion (US$740.1 million) from RMB3.79 billion in the full year of 2019.

GROSS PROFIT: Gross profit in the full year of 2020 was RMB1.08 billion (US$164.9 million), representing an increase of 14.5% from RMB939.4 million in the full year of 2019. Gross margin in the full year of 2020 was 22.3%, compared to 24.8% in the full year of 2019.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB1.99 billion (US$305.4 million) in the full year of 2020, compared to RMB1.63 billion in the full year of 2019. Adjusted cash gross margin in the full year of 2020 was 41.3%, compared to 43.1% in the full year of 2019.

OPERATING EXPENSES: Total operating expenses in the full year of 2020 were RMB959.4 million (US$147.0 million), compared to RMB757.2 million in the full year of 2019. As a percentage of net revenues, total operating expenses in the full year of 2020 were 19.9%, compared to 20.0% in the full year of 2019.

Sales and marketing expenses in the full year of 2020 were RMB235.0 million (US$36.0 million), representing an increase of 13.9% from RMB206.3 million in the full year of 2019.

Research and development expenses in the full year of 2020 were RMB112.9 million (US$17.3 million), representing an increase of 27.1% from RMB88.8 million in the full year of 2019.

General and administrative expenses in the full year of 2020 were RMB535.1 million (US$82.0 million), representing an increase of 28.9% from RMB415.3 million in the full year of 2019.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, impairment of receivables from equity investees and impairment of long-lived assets, were RMB756.2 million (US$115.9 million) in the full year of 2020, compared to RMB663.0 million in the full year of 2019. As a percentage of net revenues, adjusted operating expenses in the full year of 2020 were 15.7%, compared to 17.5% in the full year of 2019.

ADJUSTED EBITDA: Adjusted EBITDA in the full year of 2020 was RMB1.32 billion (US$202.9 million), representing an increase of 26.0% from RMB1.05 billion in the full year of 2019. Adjusted EBITDA in the full year of 2020 excluded share-based compensation expenses of RMB136.8 million (US$21.0 million). Adjusted EBITDA margin in the full year of 2020 was 27.4%, compared to 27.7% in the full year of 2019.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the full year of 2020 was RMB3.18 billion (US$487.4 million), compared to net loss attributable to ordinary shareholders of RMB182.3 million in the full year of 2019. The increase of loss was primarily attributable to a loss of RMB2.54 billion (US$389.9 million) from changes in the fair value of convertible promissory notes.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share both were RMB4.47 (US$0.69), which represents the equivalent of RMB26.82 (US$4.14) per ADS. Diluted profit/loss per share is calculated using net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

Net cash generated from operating activities in the full year of 2020 was RMB714.2 million (US$109.5 million), compared to RMB802.9 million in the full year of 2019.

Financial Outlook

For the first quarter of 2021, the Company expects net revenues to be in the range of RMB1,375 million to RMB1,395 million. Adjusted EBITDA is expected to be in the range of RMB395 million to RMB415 million.

For the full year of 2021, the Company expects net revenues to be in the range of RMB6,100 million to RMB6,300 million. Adjusted EBITDA is expected to be in the range of RMB1,680 million to RMB1,780 million. The midpoints of the Company’s updated estimates imply an increase of 28.4% and 30.7% year over year in net revenues and adjusted EBITDA, respectively.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which do not factor in any of the potential future impacts caused by the COVID-19 pandemic, and are subject to change.

Conference Call

The Company will hold a conference call at 8:30 P.M. on Tuesday, March 23, 2021, U.S. Eastern Time, or 8:30 A.M. on Wednesday, March 24, 2021, Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	6392518
Registration Link:	http://apac.directeventreg.com/registration/event/6392518

The replay will be accessible through March 31, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	6392518

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,808,483	2,710,349	415,379
Restricted cash	478,873	270,450	41,448
Accounts and notes receivable, net	657,158	847,233	129,844
Short-term investments	363,856	285,872	43,812
Prepaid expenses and other current assets	1,618,149	1,866,184	286,005
Amounts due from related parties	301,665	75,519	11,574
Total current assets	5,228,184	6,055,607	928,062

Non-current assets:
Property and equipment, net	5,443,565	8,104,069	1,242,003
Intangible assets, net	410,595	660,551	101,234
Land use rights, net	233,154	255,373	39,138
Operating lease right-of-use assets, net	1,221,616	1,325,526	203,146
Goodwill	989,530	994,993	152,489
Restricted cash	69,821	135,638	20,787
Deferred tax assets	209,366	185,481	28,426
Long-term investments	169,653	135,517	20,769
Amounts due from related parties	20,654	20,562	3,151
Other non-current assets	277,568	1,500,438	229,952
Total non-current assets	9,045,522	13,318,148	2,041,095
Total assets	14,273,706	19,373,755	2,969,157

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	234,500	34,000	5,211
Accounts and notes payable	303,128	289,387	44,350
Accrued expenses and other payables	978,935	1,631,563	250,048
Advances from customers	1,068,692	1,041,594	159,631
Deferred revenue	57,625	63,245	9,693
Income taxes payable	48,032	29,028	4,449
Amounts due to related parties	166,935	51,007	7,817
Current portion of long-term borrowings	32,500	180,328	27,636
Current portion of finance lease liabilities	227,115	403,843	61,892
Current portion of deferred government grant	2,595	2,074	318
Current portion of bonds payable	911,147	1,943,619	297,873
Current portion of operating lease liabilities	437,817	452,272	69,314
Total current liabilities	4,469,021	6,121,960	938,232

Non-current liabilities:
Long-term borrowings	79,500	886,996	135,938
Bonds payable	2,060,708	—	—
Convertible promissory notes	—	3,014,057	461,924
Non-current portion of finance lease liabilities	896,927	688,128	105,460
Unrecognized tax benefits	2,443	68,696	10,528
Deferred tax liabilities	202,572	299,093	45,838
Non-current portion of deferred government grant	5,906	4,100	628
Amounts due to related parties	745,899	747,746	114,597
Non-current portion of operating lease liabilities	579,102	645,499	98,927
Total non-current liabilities	4,573,057	6,354,315	973,840

Shareholders’ equity
Treasury stock	(349,523)	(349,523)	(53,567)
Ordinary shares	46	56	9
Additional paid-in capital	9,202,567	13,083,119	2,005,076
Accumulated other comprehensive gain (loss)	77,904	(55,535)	(8,511)
Statutory reserves	60,469	74,462	11,412
Accumulated deficit	(4,038,390)	(7,235,113)	(1,108,830)
Series A perpetual convertible preferred shares	—	1,047,468	160,531
Total 21Vianet Group, Inc. shareholders’ equity	4,953,073	6,564,934	1,006,120
Noncontrolling interest	278,555	332,546	50,965
Total shareholders’ equity	5,231,628	6,897,480	1,057,085
Total liabilities and shareholders’ equity	14,273,706	19,373,755	2,969,157

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues	1,048,119	1,245,794	1,348,367	206,646	3,788,967	4,829,019	740,080
Cost of revenues	(800,248)	(970,651)	(1,053,942)	(161,524)	(2,849,518)	(3,753,008)	(575,174)
Gross profit	247,871	275,143	294,425	45,122	939,449	1,076,011	164,906

Operating expenses
Other operating income	6,862	—	7,619	1,168	6,862	7,619	1,168
Sales and marketing	(63,188)	(45,760)	(88,890)	(13,623)	(206,309)	(235,012)	(36,017)
Research and development	(24,920)	(26,078)	(42,164)	(6,462)	(88,792)	(112,891)	(17,301)
General and administrative	(109,984)	(127,546)	(162,869)	(24,961)	(415,277)	(535,111)	(82,009)
(Allowance) reversal for doubtful debt	(1,072)	111	(1,321)	(202)	(1,557)	(2,393)	(367)
Impairment of receivables from equity investees	(52,142)	—	—	—	(52,142)	—	—
Impairment of long-lived assets	—	—	(81,619)	(12,509)	—	(81,619)	(12,509)
Total operating expenses	(244,444)	(199,273)	(369,244)	(56,589)	(757,215)	(959,407)	(147,035)

Operating profit	3,427	75,870	(74,819)	(11,467)	182,234	116,604	17,871
Interest income	14,988	6,440	4,176	640	54,607	31,711	4,860
Interest expense	(88,375)	(96,366)	(79,243)	(12,145)	(345,955)	(380,609)	(58,331)
Impairment of long-term investment	—	—	(13,030)	(1,997)	—	(13,030)	(1,997)
Other income	22,160	2,747	4,736	726	36,380	16,539	2,535
Other expense	(1,270)	(4,995)	(7,926)	(1,215)	(5,632)	(36,912)	(5,657)
Changes in the fair value of convertible promissory notes	—	24,939	(957,105)	(146,683)	—	(2,544,220)	(389,919)
Foreign exchange gain (loss)	22,512	114,101	155,496	23,831	(27,995)	228,125	34,962
Loss on debt extinguishment	(122)	—	—	—	(18,895)	—	—
(Loss) gain before income taxes and (loss) gain from equity method investments	(26,680)	122,736	(967,715)	(148,310)	(125,256)	(2,581,792)	(395,676)
Income tax benefits (expenses)	24,686	(25,230)	(41,210)	(6,316)	(5,437)	(109,336)	(16,756)
(Loss) gain from equity method investments	(20,260)	2,265	15,194	2,329	(50,553)	10,869	1,666
Net (loss) profit	(22,254)	99,771	(993,731)	(152,297)	(181,246)	(2,680,259)	(410,766)
Net loss (profit) attributable to noncontrolling interest	5,838	(2,627)	(21,647)	(3,318)	(1,046)	(29,088)	(4,458)
Net (loss) profit attributable to 21 Vianet Group, Inc.	(16,416)	97,144	(1,015,378)	(155,615)	(182,292)	(2,709,347)	(415,224)
Deemed distribution to Series A perpetual convertible preferred shareholders	—	—	—	—	—	(470,643)	(72,129)
Net (loss) profit attributable to the Company’s ordinary shareholders	(16,416)	97,144	(1,015,378)	(155,615)	(182,292)	(3,179,990)	(487,353)

(Loss) profit per share
Basic	(0.02)	0.11	(1.28)	(0.20)	(0.27)	(4.47)	(0.69)
Diluted	(0.02)	0.08	(1.28)	(0.20)	(0.27)	(4.47)	(0.69)
Shares used in (loss) profit per share computation
Basic*	670,523,195	716,409,506	802,963,713	802,963,713	668,833,756	716,888,919	716,888,919
Diluted*	670,523,195	805,640,008	802,963,713	802,963,713	668,833,756	716,888,919	716,888,919

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.12)	0.66	(7.68)	(1.20)	(1.62)	(26.82)	(4.14)
Diluted	(0.12)	0.48	(7.68)	(1.20)	(1.62)	(26.82)	(4.14)

* Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	247,871	275,143	294,425	45,122	939,449	1,076,011	164,906
Plus: depreciation and amortization	177,529	246,747	277,543	42,535	691,764	901,497	138,160
Plus: share-based compensation expenses	487	4,340	9,882	1,514	1,884	15,251	2,337
Adjusted cash gross profit	425,887	526,230	581,850	89,171	1,633,097	1,992,759	305,403
Adjusted cash gross margin	40.6%	42.2%	43.2%	43.2%	43.1%	41.3%	41.3%

Operating expenses	(244,444)	(199,273)	(369,244)	(56,589)	(757,215)	(959,407)	(147,035)
Plus: share-based compensation expenses	8,102	18,768	72,152	11,058	42,032	121,553	18,629
Plus: impairment of receivables from equity investees	52,142	—	—	—	52,142	—	—
Plus: impairment of long-lived assets	—	—	81,619	12,509	—	81,619	12,509
Adjusted operating expenses	(184,200)	(180,505)	(215,473)	(33,022)	(663,041)	(756,235)	(115,897)

Operating profit (loss)	3,427	75,870	(74,819)	(11,467)	182,234	116,604	17,871
Plus: depreciation and amortization	199,642	269,478	300,917	46,118	772,205	988,983	151,568
Plus: share-based compensation expenses	8,589	23,108	82,034	12,572	43,916	136,804	20,966
Plus: impairment of receivables from equity investees	52,142	—	—	—	52,142	—	—
Plus: impairment of long-lived assets	—	—	81,619	12,509	—	81,619	12,509
Adjusted EBITDA	263,800	368,456	389,751	59,732	1,050,497	1,324,010	202,914
Adjusted EBITDA margin	25.2%	29.6%	28.9%	28.9%	27.7%	27.4%	27.4%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2019	September 30, 2020	December 31, 2020
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(22,254)	99,771	(993,731)	(152,297)
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	199,642	269,478	300,917	46,118
Stock-based compensation expenses	8,589	23,108	82,034	12,572
Others	11,992	(60,721)	968,802	148,475
Changes in operating assets and liabilities
Accounts and notes receivable	126,542	74,342	35,348	5,417
Prepaid expenses and other current assets	2,499	438,214	(420,382)	(64,426)
Accounts and notes payable	(36,190)	(4,676)	(43,339)	(6,642)
Accrued expenses and other payables	(23,517)	8,016	(56,107)	(8,599)
Deferred revenue	(3,391)	(2,334)	11,252	1,724
Advances from customers	72,628	(559,680)	413,613	63,389
Others	108,285	(75,547)	(14,576)	(2,234)
Net cash generated from operating activities	444,825	209,971	283,831	43,497

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(458,230)	(786,554)	(772,513)	(118,393)
Purchases of intangible assets	(6,919)	(8,923)	(4,932)	(756)
Payments for investments	(136,840)	(106,368)	(1,522,143)	(233,279)
Proceeds from (payments for) other investing activities	51,283	(12,626)	(12,426)	(1,903)
Net cash used in investing activities	(550,706)	(914,471)	(2,312,014)	(354,331)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	—	2,680,706	—	—
Proceeds from bank borrowings	4,500	24,776	160,996	24,674
Repayment of bank borrowings	(13,000)	(200,000)	(21,500)	(3,295)
Payments for finance lease	(91,487)	(137,982)	(87,749)	(13,448)
Repurchase of 2020 Notes	—	(915,543)	—	—
Payment for shares repurchase and cancellation	—	—	(130,472)	(19,996)
Proceeds(payments for) from other financing activities	21,892	(6,628)	(86,209)	(13,212)
Net cash (used in) generated from financing activities	(78,095)	1,445,329	(164,934)	(25,277)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(46,956)	(108,885)	(144,757)	(22,185)
Net (decrease) increase in cash, cash equivalents and restricted cash	(230,932)	631,944	(2,337,874)	(358,296)
Cash, cash equivalents and restricted cash at beginning of period	2,588,109	4,822,367	5,454,311	835,910
Cash, cash equivalents and restricted cash at end of period	2,357,177	5,454,311	3,116,437	477,614